Prudential Investment Management Services LLC

Statement of Financial Condition
December 31, 2020

SEC. I.D. No. 8-36540
This report is deemed Public in accordance with Rule 17a-5(e) (3) under the Securities Exchange Act of 1934.

Prudential Investment Management Services LLC
Index
December 31, 2020



pwc

Report of Independent Registered Public Accounting Firm

To the Operating Committee and Member of Prudential Investment Management Services LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Prudential Investment Management Services LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 25, 2021

We have served as the Company's auditor since 1996.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2020

(dollars in thousands)

Assets

Cash and cash equivalents	$	33,823
Cash segregated under federal regulations		22,464
Distribution and service fees receivable		14,567
Receivable from broker-dealers and clearing organizations		1,129
Receivable from affiliates		7,327
Prepaid expenses and other assets		4,968
Federal and state income taxes receivable from parent		1,942
Total assets		86,220

Liabilities and Member's Equity

Liabilities

Payable to broker-dealers and clearing organizations	6,560
Payable to affiliates and other accrued liabilities	4,914
Payable to customers	10,006
Federal and state deferred tax liabilities to parent	154
Total liabilities	21,634

Commitments and contingent liabilities (see Note 7)

Member's Equity

Contributed capital		32,796
Undistributed earnings		31,790
Total member's equity		64,586
Total liabilities and member's equity	$	86,220

The accompanying notes are an integral part of this Statement of Financial Condition.

Prudential Investment Management Services LLC
Notes to Statement of Financial Condition
December 31, 2020

(dollars in thousands)

1. **Organization and Nature of Business**

   Prudential Investment Management Services LLC ("PIMS" or the "Company") is a wholly-owned subsidiary of PIFM Holdco LLC, ("PHI"), which is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

   The Company's primary business is the distribution of mutual funds to retail investors through third party financial intermediary firms. The Company also sells various other investment products to institutional investors including private placements and variable life contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

   The Company is also engaged in limited retail selling activities through the offering of various investment products sponsored by third parties and affiliates for rollover distributions from benefit plans of clients of Prudential. The Company offers general brokerage services to retail investors. Investment products offered to customers include, but are not limited to, stocks, bonds, mutual funds and options. With respect to custody and clearing of these customer securities transactions, except for mutual fund transactions in the Smart Solutions IRA product, the Company introduces these transactions to National Financial Services, LLC, who clears them on a fully disclosed basis.

   The Company is the distributor of the Prudential Investments domestic family of mutual funds shares ("Pru Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940.

   The Company has also entered into selling agreements with unaffiliated mutual fund families whereby the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plan clients of Prudential ("DC Plans"). The Company acts as the clearing broker for all mutual fund trades for both proprietary and non-proprietary mutual fund families with respect to the DC Plans business.

2. **Summary of Significant Accounting Policies**

   The audited Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

   The Company defines cash and cash equivalents as amounts due from banks and from money market mutual funds. Cash and cash equivalents of $33,823 includes a $18,665 investment in a non-proprietary money market mutual fund. The remaining $15,158 represents amounts on deposit in corporate accounts at commercial banks. Cash of $22,464 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEA Rule 15c3-3 and is classified as Cash segregated under federal regulations.

(dollars in thousands)

The Company has an agreement with its parent, PHI, to finance its expected future monthly cash receipts from distribution and contingent deferred sales charges ("CDSC") in exchange for cash. Financing under this agreement is on a sole recourse basis, with the Company required to repay PHI if the Company receives the distribution and CDSC fees. As of December 31, 2020, the Company recorded expected future cash receipts and the related financing provided of $2,987 for Class C shares of Pru Funds.

In accordance with federal and applicable state tax laws, the Company is treated as a branch of its single member ultimate owner, PFI. It is included in the consolidated federal income tax return and certain consolidated and combined state income tax returns of Prudential.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. The application of U.S. GAAP requires the Company to evaluate the recoverability of the Company's deferred tax assets and establish a valuation allowance, if necessary, to reduce the Company's deferred tax assets to an amount that is more-likely-than-not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. Although realization is not assured, management believes it is more-likely-than-not that the deferred tax assets, net of valuation allowances, will be realized.

ASC 740 requires the Company to account for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carry forwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted into law. One provision of the CARES Act amends the Tax Act of 2017 and allows companies with net operating losses ("NOLs") originating in 2018, 2019, or 2020 to carry back those losses for five years. In addition, the CARES Act permits corporate taxpayers to elect to accelerate the refund schedule for any remaining Alternative Minimum Tax ("AMT") credits that otherwise would become incrementally refundable from 2018 through 2021. The CARES Act permits claiming the refund in full in either 2018 or 2019. Enactment of the CARES Act did not have a financial impact on the Company.

See Note 4 for additional information regarding income taxes.

Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASU") to the FASB Accounting Standards Codification ("ASC").

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326, Financial Instruments – Credit Losses. FASB ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the

(dollars in thousands)

reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company may be exposed to credit risk regarding its receivables, which are primarily receivables from broker-dealers, clearing organizations and mutual funds. The Company evaluated the nature of the receivables, historical collection experience and duration and other specific data. The company determined that due to the short duration of the receivables and history of collections that any current expected credit losses would be immaterial to the financial statements.

The FASB has issued several other standards with varying effective dates. None of these are expected to materially impact the Company.

3.   **Fair Value Assets and Liabilities**

Fair Value Measurement—Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative fair value guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the positions measured at fair value based on the level of observability of the inputs used in measuring fair value. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1—Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. The Company's Level 1 assets represent an investment in a non-proprietary money market mutual fund for which the Company is the exclusive distributor.

Level 2—Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets and liabilities, and other market observable inputs.

Level 3—Fair value is based on at least one or more significant unobservable inputs for the asset or liability. The assets and liabilities in this category may require significant judgment or estimation in determining the fair value. The Company does not have any Level 3 assets or liabilities.

The table below presents the balances of assets measured at fair value on a recurring basis. There were no liabilities carried at fair value.

	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents (money market mutual fund)	$ 18,665	$ —	$ —	$ 18,665

Prudential Investment Management Services LLC
Notes to Statement of Financial Condition
December 31, 2020

(dollars in thousands)

The table below presents the carrying amount and fair value by hierarchy level of certain financial instruments that are not reported at fair value; however, as described below, the carrying amount equals or approximates fair value. The Company did not have any transfers between the levels during the year ended December 31, 2020.

	Fair Value				Carrying Amount
	Level 1	Level 2	Level 3	Total	Total
Assets					
Cash	$ 15,158	$ —	$ —	$ 15,158	$ 15,158
Cash segregated under federal regulations	22,464	—	—	22,464	22,464
Distribution and service fees receivable	—	14,567	—	14,567	14,567
Receivable from broker-dealers and clearing organizations	—	1,129	—	1,129	1,129
Receivable from affiliates	—	7,327	—	7,327	7,327
Prepaid expenses and other assets	—	4,968	—	4,968	4,968
Federal and state income taxes receivable from parent	—	1,942	—	1,942	1,942
Total assets	$ 37,622	$ 29,933	$ —	$ 67,555	$ 67,555
Liabilities					
Payable to broker-dealers and clearing organizations	$ —	$ 6,560	$ —	$ 6,560	$ 6,560
Payable to affiliates and other accrued liabilities	—	4,914	—	4,914	4,914
Payable to customers	—	10,006	—	10,006	10,006
Federal and state deferred tax liabilities to parent	—	154	—	154	154
Total liabilities	$ —	$ 21,634	$ —	$ 21,634	$ 21,634

Due to the short-term nature of the assets and liabilities listed above, the Company believes that the carrying values approximate fair value.

4.   **Income Taxes**

The Company has a deferred tax liability of $154 related to deferred acquisition costs at December 31, 2020.

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. As of December 31, 2020, the Company does not require a valuation allowance for its deferred tax assets.

(dollars in thousands)

U.S. GAAP prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on its tax returns. The Company does not have any unrecognized tax benefits at December 31, 2020.

The Company files a consolidated Federal income tax return with its parent. The tax years that remain subject to examination by the Internal Revenue Service at December 31, 2020 are 2014 through 2020.

The Company participates in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions as they occur in order to reach agreement with the Company on how they should be reported in the relevant tax returns. If disagreements arise, accelerated resolution programs are available to resolve the disagreements in a timely manner before the tax return is filed.

5. **Related Party Transactions**

The Company is the clearing broker for the Prudential retirement plan platform DC Plans' mutual fund trades.

The Company has an agreement with PHI to finance its expected monthly cash receipts related to certain distribution and CDSC fees. The amount payable to PHI under this agreement at December 31, 2020 was $2,987 and is included in *Payable to affiliates and other accrued liabilities*. See Note 2 for further details.

Certain balances included in *Payable to affiliates and other accrued liabilities*, on the Statement of Financial Condition, have been recorded net in accordance with ASC 210-20 and there is no cross-netting between different affiliated entities.

It is noted that balances included below may not agree to the face of the Statement of Financial Condition as these amounts are settled through our affiliated entities although the Company may be contractually liable to a third party.

(dollars in thousands)

At December 31, 2020, the Company had the following Statement of Financial Condition related party balances:

Statement of Financial Condition	Receivables	Payables
Distribution and service fees receivable	$ 11,400	$ —
Payable to broker-dealers and clearing organizations	—	5,212
Payable to customers	—	10,006
Receivable from/payable to affiliates	7,327	4,307
Prepaid expenses and other assets	2,987	—
Federal and state income taxes receivable from parent	1,942	—
Federal and state deferred tax liabilities	—	154
	$ 23,656	$ 19,679

6. Line of Credit

The Company has a $250,000 open-ended line of credit with an affiliate, Prudential Funding, LLC. Borrowings under the line of credit will bear interest at the prevailing Commercial Paper rate at the time of the advance plus 24 basis points. The Company had no borrowings during 2020, and as of December 31, 2020, there were no amounts outstanding under the line of credit.

7. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial condition.

The Company's internal supervisory and control functions review the quality of sales and other customer interface procedures and practices and may recommend modifications or enhancements. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the cost of such remediation, administrative costs and regulatory fines. As of December 31, 2020, there were no such amounts recorded by the Company.

8. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934. The Company uses the alternative method of computing net capital, permitted by the Rule, which requires the Company to maintain a minimum net capital as defined, equal to the greater of $250 or 2 percent of aggregate debit balances arising from customer transactions. At December 31, 2020, the Company had net capital of $44,577, which was $$44,327 in excess of its required net capital.

The Company is subject to the Customer Protection Rule (Rule 15c3-3) of the Securities Exchange Act of 1934. At December 31, 2020, the Company computed the reserve requirement for customers and was required to segregate $10,022 in the special reserve bank account for the

(dollars in thousands)

exclusive benefit of customers. At December 31, 2020, the amount held on deposit in the special reserve bank account was $22,464.

9.   **Subsequent Events**

The Company has evaluated and determined that no events or transactions occurred after December 31, 2020 and through the issuance date, February 25, 2021, of this Statement of Financial Condition that would require recognition or disclosure in this Statement of Financial Condition.